EXCELLERANT, INC.

302Yayun Ave, Panyu,

Guangzhou, Guangdong 510000, China.

excellerantinc@yahoo.com

+17027769823

December 23, 2019

Tracie Mariner, Kevin Kuhar,

Jeffrey Gabor and Irene Paik

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Reference:	Excellerant, Inc.
Registration Statement on Form S-1
Filed November 20, 2019
File No. 333-234796

Tracie Mariner, Kevin Kuhar, Jeffrey Gabor and Irene Paik,

In response to your letter dated December 16, 2019, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on November 20, 2019.

Registration Statement on Form S-1 Filed November 20, 2019

Cover Page

1.We note your registration statement cover page indicates that as an emerging growth company you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. However, on page 11, you state that you have elected to take advantage of the extended transition period in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards provided to emerging growth companies in Section 107 of the JOBS Act. Please resolve this discrepancy. In addition, please revise the reference to Section 13(a) of the Exchange Act on the cover page of the registration statement to instead refer to Section 7(a)(2)(B) of the Securities Act.

RESPONSE:  We revised page 11 and stated that we have elected not to take advantage of the extended transition period in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards provided to emerging growth companies in Section 107 of the JOBS Act. In addition we changed the reference to Section 13(a) on cover page.

Cover Page

2.You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and no or nominal assets. Specifically, you disclose that you have been involved primarily in organizational activities since incorporation and report no assets on pages iii and 2, respectively. Please disclose on the cover page that you are a shell company and add a risk factor highlighting the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

RESPONSE:  We have disclosed on cover page that we are a shell company and added following risk factor:

BECAUSE OUR COMPANY IS A SHELL COMPANY THERE IS: RESTRICTIONS IMPOSED UPON THE TRANSFERABILITY OF UNREGISTERED SHARES, PROHIBITION ON THE USE OF FORM S-8 AND ENHANCED REPORTING REQUIREMENTS

Excellerant, Inc. is a shell company as defined in Rule 405, because it is a company with nominal operations and it has assets consisting solely of cash and cash equivalents. Accordingly, there will be illiquidity of any future trading market until the company is no longer considered a shell company, as well as restrictions imposed upon the transferability of unregistered shares outlined in Rule 144(i). Our investors are not allowed to rely on Rule 144 of the Securities Act for a period of one year from the date that we cease to be a shell company. Because investors may not be able to rely on an exemption for the resale of their shares other than Rule 144, and there is no guarantee that we will cease to be a shell company, they may not be able to re-sell our shares in the future and could lose their entire investment as a result.

Because we are a shell company, we are not entitled to file registration statements on Form S-8, which is typically used to register stock that is offered to employees and consultants via benefit or incentive plans. As a result, we may have difficulties attracting qualified employees and consultants because we are not able to compensate them in the same fashion that non-shell companies can.

Being a shell company, there are enhanced reporting requirements imposed on us: when reporting an event that causes us to cease being a shell company, we have to file with the Commission the same type of information that it would be required to file to register a class of securities under the Securities Exchange Act of 1934.

These restrictions and requirements will likely have a negative impact on our ability to attract additional capital.

3.Please disclose on the cover page that you will have to sell 50% of the offering shares to implement your plan of operations.

RESPONSE:  We have disclosed that we will have to sell 50% of the offering shares to implement our plan of operations.

Summary of Prospectus

General Information About Our Company, page 1

4.With reference to your disclosure on page 5, please disclose that you currently only have one employee who is also your sole officer and director.

RESPONSE:  We have disclosed on page 1 that currently we only have one employee who is also our sole officer and director.

Description of Business, page 15

5.Please provide disclosure here and in Risk Factors, as appropriate, regarding restrictions and regulations relating to your operations in China and how it impacts your business.

RESPONSE:  We have added required information.

Directors, Executive Officers, Promoter and Control Persons, page 17

6.You disclose that Mr. Morbedadze owns 23.1% of the outstanding shares of your company. Please revise to reflect that he currently owns 100% of the outstanding shares. In addition, please revise the second table on page 10 to also illustrate the percentage of ownership and the consideration paid by the existing stockholder and by new investors if 50% and 75% of the offered shares are sold.

RESPONSE:  We have revised the information on page 17. In addition we have revised the table on page 10.

7.Please disclose the name of the travel agency Mr. Morbedadze worked at from November 2012 to June 2015. Please refer to Item 401(e)(1) of Regulation S-K.

RESPONSE:  We have disclosed the required information.

Security Ownership of Certain Beneficial Owners and Management, page 20

8.The table on page 20 reflects that Mr. Morbedadze holds 300% of the outstanding common stock. Please revise or advise.

RESPONSE:  We have revised that Mr. Morbedadze holds 100% of the outstanding common stock.

Description of Securities, page 23

9.We note that Section 4 of your Bylaws states that at all meetings of stockholders, voting may be viva voce, but any qualified voter may demand a stock vote. Please disclose this in your description of the voting rights of holders of common stock and explain what voting viva voce means.

RESPONSE:  Viva voce it means voice vote (from the Latin meaning "live voice") or acclamation is a voting method in deliberative assemblies in which a group vote is taken on a topic or motion by responding orally. We have disclosed the information in our description of the voting rights of holders of common stock.

General

10. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:  There are no written communications.

Please direct any further comments to:

Lasha Morbedadze

Email: excellerantinc@yahoo.com

Telephone: +17027769823

Sincerely,

/s/ Lasha Morbedadze

Lasha Morbedadze, CEO